R.C. Suresh – Member of Board of Directors, India Advisory Council.
Mr. Suresh is the Chairman and Managing Director of the RCS Group of Companies headquartered in Tamilnadu, India and Kuwait City, Kuwait. Mr. Suresh will be the organizational lead for introduction of the Indian operations of PlantPharm. He began his career in 1977 as a Junior Officer in the Department of Imports & Exports (Letters of Credit) at the National Bank of Kuwait. In 1984 when he began M/s Mohd. & Al Sahen Foodstuff Co. in Kuwait with annual turnover of $300 Million dollars annually and holding a 60% market share of Restaurant and food markets in Kuwait. An additional holding in Kuwait is the largest catering company in the Gulf Coast Countries providing services to over 12,000 people per day in Kuwait alone with over 36,000 meals per day served. Ownership of Tamilnadu Plantations in India as a commercial supplier of eggs, chicken and foodstuffs to the Middle East. A graduate in Economics from Punjab University, Patiala, India.